UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for 13 May, 2024

Commission File Number 1-31615

Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _____ No __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _____ No __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

ENCLOSURES:

Sens Announcement dated 13 May 2024: Appointment of independent non-executive director

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes: JSE: SOL NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896 US8038663006
Sasol BEE Ordinary Share code: JSE: SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
(Sasol, the Company, Equity issuer)

Sasol Financing Limited
(Incorporated in the Republic of South Africa)
(Registration number: 1998/019838/06)
Company code: SFIE
LEI: 378900A5BC68CC18C276
(Sasol Financing, Debt issuer)

APPOINTMENT OF INDEPENDENT NON-EXECUTIVE DIRECTOR

In compliance with para 3.59 of the JSE Listings Requirements and para 6.39 of the JSE Debt Listings Requirements, shareholders are advised that the board of directors of the Company (the Board) has appointed Mr Timothy (Tim) John Cumming as a non-executive director of Sasol with effect from 1 June 2024, in accordance with the Company's policy for the nomination of directors. Mr Cumming satisfies the independence requirements for directors under applicable requirements in South Africa and the United States.

Tim is the chairman of DRDGOLD Limited, a non-executive director of Sibanye-Stillwater Limited and the chairman of its Remuneration Committee. He is also a non-executive director of Nedgroup Investments Limited and serves as the chairman of Riscura Holdings Limited.

He has a wealth of experience in financial services, including periods as an executive at Old Mutual Limited, HSBC Bank plc and Allan Gray Limited. Tim started his career as an engineer at Anglo American Corporation of South Africa Limited. He worked on several gold mines and diamond mines in Southern Africa. He is the founder and executive director of Scatterlinks Proprietary Limited, a South African-based company providing leadership development services and strategic advisory services.

He holds a BSc Engineering (Hons) degree from the University of Cape Town and an MA (Politics, Philosophy and Economics) degree from Oxford University.

The chairman of the Sasol Board, Mr Steve Westwell, said: "We are pleased to welcome Tim to the Sasol Board. His background and experience in the mining and financial services sectors will stand Sasol in good stead as we navigate a challenging time in our history."

13 May 2024
Sandton

Equity Sponsor
Merrill Lynch South Africa Proprietary Limited t/a BofA Securities

Debt Sponsor
Rand Merchant Bank (A division of FirstRand Bank Limited)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 13 May 2024

By: /sgd/M du Toit
Name: M du Toit
Title: Group Company Secretary